UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

GENIUS BRANDS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

37229T103

  (CUSIP Number)

Howard A. Balaban
Genius Brands International, Inc.
5820 Oberlin Dr., Suite 203
San Diego, CA  92121
(858) 450-2900

With Copies To:

Marcelle Balcombe, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 37229T103	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Howard A. Balaban
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
7	SOLE VOTING POWER

13,483,924
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	13,483,924
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,483,924*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19%
14	TYPE OF REPORTING PERSON

IN
 *Represents 10,883,924 shares that are owned directly by Howard Balaban, 2,000,000 shares that may be acquired by Mr. Balaban upon exercise of a stock option granted on January 20, 2009 by the Issuer, 100,000 shares that may be acquired by Mr. Balaban upon exercise of stock a stock option granted on December 31, 2011, and 500,000 shares that may be acquired by Mr. Balaban upon exercise of a stock option granted on April 26, 2011 by the Issuer.

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Genius Brand International, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 5820 Oberlin Dr., Suite 203, San Diego, CA 92121 (the “Issuer”). On July 5, 2011, the Issuer became a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended, when its Form 10 (filed May 4, 2011) became effective (Fine No. 000-54389).

Item 2. Identity and Background.

(a)           Howard A. Balaban

(b)           Business Address is 5820 Oberlin Dr., Suite 203, San Diego, CA 92121

(c)           Executive Vice President of New Business Development and a Director of the Issuer.

(d)           Mr. Balaban has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Balaban has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The Company granted Howard Balaban an option to purchase up to 2,000,000 shares of the Company’s common stock on January 20, 2009, the total shares of which were vested on December 31, 2009 as part of the original employment agreement.

On December 31, 2011 the Company granted Mr. Balaban an option to purchase 100,000 shares of the Company’s common stock pursuant to the Company’s stock option plan, which vested on the same day.

On April 26, 2011, the Company signed new employment agreement which granted Howard Balaban an additional option to purchase up to 1,000,000 shares of the Company’s common stock, 250,000 fully vested as of April 1, 2011, with the remaining option vesting as of April 1, 2012, 2013, and 2014 in the amount of 250,000 shares each year.

On May 2, 2012, the Company and Howard Balaban agreed to convert the remaining balance of a note previously issued to him by the Company for accrued salary as of December 31, 2010, in the amount of $441,808.24, including principal and interest, into 2,209,041 shares of the Company’s common stock and the Board approved the issuance.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person were issued for the purpose of acquiring an interest in the Issuer, notwithstanding the fact that Mr. Balaban is an officer and director of the issuer.

Of the 13,483,924 shares reported by Mr. Balaban, 2,600,000 represent shares of Common Stock that Mr. Balaban has the right to acquire directly upon exercise of stock options granted pursuant to the Issuer’s 2008 Stock Option Plan.  An option to purchase 2,000,000 of the shares was granted on January 20, 2009 pursuant to Mr. Balaban’s former employment agreement with the Issuer.  The option is exercisable at a purchase price of $0.44 and will terminate on January 20, 2014.  An Option to purchase 100,000 shares of the Company’s common stock was granted on December 31, 2011, with an exercise price of $0.22.  The remaining 500,000 shares are part of an option granted to Mr. Balaban on April 26, 2011 pursuant to his current employment agreement with the Issuer.  The option was granted for up to 1,000,000 shares of common stock with 250,000 shares vested and exercisable on the date of grant.  The option is exercisable at a purchase price of $0.44 per share and will vest as to the remaining 750,000 shares at a rate of 250,000 shares on each of April 1, 2012, April 1, 2013 and April 1, 2014.  Only that portion of the options that is currently exercisable within the next 60 days is included in the 13,483,924 shares reported.

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Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 13,483,924 shares of common stock of the Issuer, which represents 19% of the issued and outstanding shares of the Issuer.

(b) The Reporting Persons have shared power to vote or dispose of 0 shares of common stock of the Issuer.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have effected the following transactions in the shares of the Issuer during the past 60 days:

None.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Howard Balaban

May 16, 2012	By:	/s/ Howard Balaban
Name: Howard Balaban

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